Exhibit 12
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings available to cover fixed charges:
Income before income taxes	$845	$683	$628	$650	$563
Less: Income from equity investees	2	3	—	3	1
	843	680	628	647	562
Plus: Fixed charges	217	240	253	267	275
Amortization of capitalized interest	4	3	6	5	9
Net (income)/loss attributable to noncontrolling interest	—	(1)	1	—	—
Less: Capitalized interest	6	5	5	10	7
Earnings available to cover fixed charges	$1,058	$917	$883	$909	$839
Fixed charges (*):
Interest	$184	$209	$222	$232	$242
Capitalized interest	6	5	5	10	7
Interest portion of rental expense	27	26	26	25	26
Total fixed charges	$217	$240	$253	$267	$275
Ratio of earnings to fixed charges	4.88x	3.82x	3.49x	3.40x	3.05x

(*)
Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.